# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRP Inc., CIK 0001748797
CUSIP: 05577W200
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 726 Saint-Joseph Street, Valcourt, Quebec, Canada (Federal Level) (Z4), 000000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001389409

## Reporting persons
- Bain Capital Integral Investors II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 8,296,475; sole dispositive power 0; shared dispositive power 8,296,475; aggregate amount beneficially owned 8,296,475 (18.5% of the class)

## Item 1. Issuer
Name of issuer: BRP Inc.
Address of issuer's principal executive offices: 726 Saint-Joseph Street, Valcourt, Quebec, Canada.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by Bain Capital Integral Investors II, L.P., a Cayman Islands exempted limited partnership (the "Reporting Person").

Bain Capital Investors, LLC, a Delaware limited liability company ("BCI"), is the general partner of the Reporting Person. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person. Voting and investment decisions with respect to securities held by the Reporting Person are made by the partners of BCI.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Person and BCI is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: See Item 2(a) hereof.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2025, the Reporting Person held 8,296,475 Multiple Voting Shares of the Issuer.

The rights of the holders of the Issuer's Multiple Voting Shares and Subordinate Voting Shares are substantially identical, except with respect to voting, conversion and subscription rights. The Subordinate Voting Shares have one vote per share and the Multiple Voting Shares have six votes per share. The Subordinate Voting Shares are not convertible into any other class of shares, while the Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the holder and under certain other circumstances. In the event of any distribution or issuance of voting shares of the Issuer (other than Multiple Voting Shares, Subordinate Voting Shares issued upon conversion of Multiple Voting Shares or voting shares issued upon the exercise of a right attached to a previously issued security), the holders of Multiple Voting Shares are entitled to subscribe for additional Multiple Voting Shares in order to maintain their proportion of total voting rights associated with the then-outstanding Multiple Voting Shares. The holders of Subordinate Voting Shares benefit from protection provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares.

Accordingly, the 8,296,475 Multiple Voting Shares held by the Reporting Person as of December 31, 2025, were convertible, at the option of the Reporting Person, into 8,296,475 Subordinate Voting Shares, or approximately 18.5% of the Issuer's outstanding Subordinate Voting Shares.

The 8,296,475 Multiple Voting Shares held by the Reporting Person as of December 31, 2025 represented approximately 19.3% of the Issuer's total voting power.

The percentage of the Issuer's outstanding Subordinate Voting Shares and total voting power held by the Reporting Person are based on 36,439,047 Subordinate Voting Shares and 36,976,222 Multiple Voting Shares outstanding, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on December 19, 2025.

The Reporting Person is party to a Nomination Rights Agreement, dated as of May 29, 2013, with Beaudier Inc. and 4338618 Canada Inc. (collectively, "Beaudier Group") and Caisse de depot et placement du Quebec ("CDPQ"). The Nomination Rights Agreement requires that the Reporting Person, the Beaudier Group and CDPQ cast all votes to which they are entitled to fix the size of the Company's board of directors at 13 members and to elect members of the board of directors in accordance with the provisions thereof. As a result, the Reporting Person, the Beaudier Group and CDPQ may be deemed to be a group for purposes of Section 13(d) of the Act. The Reporting Person disclaims beneficial ownership of the securities held by the Beaudier Group and CDPQ.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,296,475
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,296,475

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bain Capital Integral Investors II, L.P.: /s/ John Kilgallon, John Kilgallon, Partner of Bain Capital Investors, LLC (02/17/2026)